11:30

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BM

Brian

Amazing!

Brothers Mulderrig IG account just got 2 new members 💥

Mon, Sep 18 at 10:22 AM

Hey so we are getting close to launching our crowdfund round on a platform called wefunder. We have to pick a "lead investor" for it and I would love that to be you! Doesn't really require much of you other than (1) you would be displayed on our profile (2) if a decision ever needs to be made for the crowdfund group it would be you making the call.

Also - are you an accredited investor? Not critical just curious

Mon, Sep 18 at 2:53 PM

Yes I am, and def interested. Can I call you tomorrow?

Interested in being lead I mean!

iMessage

Cash

11:30

82

BM

Brian >

get some sleep with the baby!

Just a heads up - we are working with an accountant to get everything properly set up before we start the raise, hoping to be ready to go next week.

Thanks man! Sounds great thanks for the heads up, I'm ready when you guys are 🤙

Yesterday 9:52 AM

Hey Brian! Hope you had an awesome weekend.

Setting up the raise in wefunder. I'm going to put you and you email in and you should recibe an invite to the platform to be the lead.

Should I use this email:
[redacted]

Delivered

iMessage

Cash

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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